Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of

Subject Company: 1-10294

On March 21, 2005, the following letter to the editor was published in The Times Picayune. The “Additional Information About this Transaction” and “Forward-Looking Statements” were not contained in the published version of the letter to the editor.

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Bank CEO says thanks

Monday, March 21, 2005

I wanted to thank the people of New Orleans for the warm welcome following the recent announcement of the proposed transaction between Capital One and Hibernia. I am proud that Capital One is going to be a part of Hibernia's tradition in Louisiana.

Hibernia is a Louisiana icon. Our goal is to help build Hibernia, not tear it down. With the help of Hibernia's talented employees, led by Herb Boydstun, I believe that we can achieve great things together.

Unlike most acquisitions, where branches are closed and operations run from out of town, we will rely on Hibernia to continue driving its consumer, small business and commercial banking efforts. We respect what Hibernia has accomplished, and while the signs will eventually change on its buildings, Hibernia's strong commitment to its customers and communities will remain.

We're looking forward to many years of growing our business and enhancing our communities together.

Richard D. Fairbank

Chairman and Chief Executive Officer

Capital One Financial Corp.

McLean, Va.

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Additional Information About this Transaction

In connection with the proposed merger, Capital One Financial Corp. (“Capital One”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Hibernia Corporation (“Hibernia”) that also constitutes a prospectus of Capital One. Hibernia will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related

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documents filed by Capital One and Hibernia with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Capital One’s website at www.capitalone.com under the tab “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing Hibernia’s website at www.hibernia.com under the tab “About Hibernia” and then under the heading “Investor Relations—SEC Filings”.

Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Capital One’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2004. You can find information about Hibernia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 16, 2004. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Capital One and Hibernia caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Capital One and Hibernia, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Hibernia stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Capital One’s and Hibernia’s filings with the SEC, which are available at the SEC’s Web site http://www.sec.gov. Capital One and Hibernia disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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